82-4867

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

[redacted]

02028824

02 MAY -5 AM 10:03

To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	6 May 2002
Pages: Including cover page	21

SUPPL

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

for:
Robyn Fry
General Counsel & Company Secretary

dlw 5/8

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

6 May 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

for

Robyn Fry
General Counsel & Company Secretary

rflr013

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

ASX
AUSTRALIAN STOCK EXCHANGE

FILE No.
82-4867

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/04/2002

TIME: 13:41:13

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor/Media Presentation - Strategy Implementation Update

amrad.

FILE No. 82-4867

AMRAD CORPORATION LIMITED

Strategy Implementation Update

Investor / Media Presentation

April 2002

Strategy Overview

amrad.

- Creating Value
  - PORTFOLIO APPROACH to product development
  - FOCUS ON HIGH PROBABILITY PROJECTS AND OPTIMISING THEIR COMMERCIALISATION
- Focus on 3 C's
  - Core competencies
  - Collaboration to fast-track development
  - Commercialisation strategies

FILE No. 82-4867


Product Development Process
amrad.
Amrad's focus
License to Bio-Pharma
Years 1 2 3 4 5 6 7 8 9 10 11 12 13 14
Drug Discovery
Development Appraisal Proof of Concept
Clinical Development
Regulatory Consideration
Post-marketing Evaluation
In vitro → In vivo
Phase I
Phase II
Phase III
Phase IV
Long term safety testing
Toxicology and pharmacokinetic studies
Chemical development
Pharmaceutical development
Compound Survival
5000
8–15
4–8
2–3
1
1
Returns
Fees & Milestones
Royalties

Achievements to Date – Strategic

amrad.

- Review of pipeline – new priorities, focused resources
- Clear milestones
- Redesign of project management approach – rigorous selection process, management efficiencies
- Share placement raising $15.5m to accelerate and advance development and commercialisation activities
- Preliminary discussions to form international alliances

FILE No. 82-4867

Achievements to Date - Project Pipeline

amrad.

- Outcomes of review
  - Early completion of Phase I/II clinical trial of AM336
  - On time completion of Phase II clinical trial of emfilermin in CIPN
  - AM365 Phase II clinical trial ahead of plan
  - 3 discovery prospects identified for accelerated development
  - Review of in-licensing strategies commenced
- Current position
  - 2 compounds in Phase II clinical trials
  - 1 compound completing Phase I/II safety study
  - 3 compounds in early stage development
  - 20 projects in the discovery stage
  - over 300 patents and patent applications

FILE No. 82-4867

Recent Events

amrad.

- Emfilermin and partnership handbacks need to be kept in perspective
  - *Emfilermin:* trial was unsuccessful in relation to CIPN but the product:
    - Demonstrated good safety
    - Still in development for in-vitro fertilisation (with Serono)
    - Also under consideration for other neurological indications
  - *Partner handback by Devco and GSK:*
    - Both resulted from internal change of priorities
    - Neither was returned for technical reasons
    - Value added in both cases
    - Handback doesn't mean failure in either case

Outlook - Pipeline

amrad.

- AM365
  - Results of Phase II study in chronic hepatitis by Q4 2002
- AM336
  - Full results of Phase I/II safety study due in May 2002
  - 3 month toxicology study to start Q2 2002
  - Phase II study in chronic pain to start Q1 2003
- AM36
  - Handback & review of data on stroke indications in Q2 2002
  - Decision to develop in house or out license by Q3 2002
- Implementation of SOCS commercialisation strategy in 2H 2002
- 2 new preclinical development candidates by Q4 2002
- Collaboration potential for IL-13R asthma development identified

Outlook - Strategic

amrad.

- Continuing focus on driving towards commercialisation
- Longer term strategy requires more than natural organic growth
- Alliance with international biotech company has the potential to:
  - Leverage Amrad's world class, low cost research capabilities
  - Transform Amrad to higher value company
    - more diversified portfolio
    - increased critical mass
    - access to wider technology base
    - earlier commercialisation of products
  - Provide access to foreign markets for capital
    - Australian biotech market is relatively small and stock prices can be volatile
  - Provide enhanced share price stability, cheaper capital and a higher market rating

FILE No. 82-4867

Strong Financial Position

amrad.

- $41m cash at 31 March 2002
- Net assets EXCLUDING R&D PORTFOLIO are estimated at $89m or 68 cps (see Appendix)
- Broker estimates of R&D portfolio exceed 100 cps
- Other value items not included in net assets are:
  - Tax losses of $100m+
  - Franking credits of $20m

Fibre Optics' Proposal

amrad

- Fibre Optics proposal is NOT in shareholders' interests:
  - Inappropriate for nominees of 19% shareholder to attain 50% board representation plus Chairmanship
  - Fibre Optics fails to
    - establish a need for the radical changes proposed
    - articulate any clear strategy for Amrad
    - demonstrate why their nominees would do a better job
  - Circadian influence could see break-up of Amrad's multi-product portfolio, dissipating world class team
  - Amrad Board and management team have well developed strategy in place
    - implementation is well underway
  - Amrad intends to invite Bob Moses to become a director, based on his biotechnology expertise

amrad.

Appendices

Business Overview

Asset Valuations

FILE No. 82-4867

Value Drivers

amrad.

- Entering clinical development
- Progression in clinical development
- Deals


1
2
2
3
Discovery
Pre Clinical
Phase 1
Phase 2
Phase 3
I N D
65%
50%
33% cum
70%
23% cum
Safety
Efficacy
Effectiveness
$
$
$$
$$$

Amrad Clinical Development

amrad.


Pre Clinical
Phase 1
Phase 2
Phase 3
Market Potential
20 Projects in Discovery
AM365
AM36
AM336
Hepatitis B
Stroke
Severe Pain
US$1bn
US$1bn
US$400m
$
$
$$
$$$

FILE No. 82-4867

Partnered Development

amrad.


Pre Clinical
Phase 1
Phase 2
Phase 3
Market Potential
Serono
Emfilermin
Reproductive Health
US$800m
Aventis Gencell
AM132
Cardiovascular
US$4bn
Edward Lifesciences
AM133
Cardiovascular
US$4bn
Milestones and License Payments to Amrad
$
$
$$
$$$

3 Core Competencies

amrad


Infectious Diseases
HIV
Hepatitis B&C
Enabling Technology
• Medicinal Chemistry
• Therapeutic Proteins
• Monoclonal Antibodies
• SOCS
Allergy / Inflammation
Asthma
Rheumatoid Arthritis
Neurology
Stroke
Severe Pain
Nerve Protection

Clear Focus

amrad.


Member Institutes & Academia
Amrad In-house
300+ Patents & Target Discoveries
Rigorous Project Selection Process
Amrad Clinical Development
Co-development or Partnered Development
Sale or Termination
Licensing to Pharma Bio

Asset Valuation

amrad.

	$m
Cash & Investments	41
Land & Buildings[1] (net of debt)	25
MSDA Receivable[2]	11
Cerylid Investment[3]	13
Plant, Equipment & Other	5
Creditors/Other liabilities	(6)
Net Assets	89
Net Assets per share	68 cents
Other Assets:	
Tax Losses	100+
Franking Credits	20
R&D Portfolio	>100cps[4]

1. *Independent market valuation*
2. *NPV of future payments*
3. *Based on last placement price of $1.67/share by JB Were (current AML book value is nil)*
4. *Based on broker estimates*